BOULEVARD ACQUISITION CORP.

399 Park Avenue, 6th Floor

New York, New York 10022

February 12, 2014

VIA EDGAR

Division of Corporation Finance

Securities and Exchange Commission

100 F. Street, N.E.

Washington, D.C. 20549

Attention:  Loan Lauren P. Nguyen, Special Counsel

Re:  Boulevard Acquisition Corp.

Form S-1 Registration Statement

File No. 333-193320

Dear Ms. Nguyen:

Boulevard Acquisition Corp. (the “Company”) hereby requests that the effective date of the Company’s Registration Statement on Form S-1, as amended (File No. 333-193320), be accelerated under Rule 461 of the Securities Act of 1933, as amended, so that it will be declared effective at 5:00 p.m. (Eastern time) on Wednesday, February 12, 2014, or as soon thereafter as possible.

Please note that we acknowledge the following:

•                                          should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•                                          the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•                                          the Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

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Sincerely,

BOULEVARD ACQUISITION CORP.

By:	/s/ Stephen S. Trevor
Name:	Stephen S. Trevor
Title:	President and Chief Executive Officer